Exhibit 99.1

Acasti Granted Additional Composition & Use Patents in Taiwan and Australia;
Safeguards Valuable Market Expansion Opportunities

LAVAL, Québec, April 24, 2017 -- Acasti Pharma Inc. (NASDAQ:ACST – TSX-V:ACST), a biopharmaceutical innovator focused on the research, development and commercialization of CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia, today announced the granting of additional patents by the Taiwanese and Australian patent offices, further expanding the intellectual property position of CaPre.

The granted patents are valid until 2030 and relate to concentrated therapeutic krill oil-based phospholipid omega-3 compositions covering methods for treating or preventing disorders associated with cardiovascular diseases. These patents add to Acasti’s growing portfolio of issued patents in the United States, China, Mexico, Saudi Arabia, Panama, and South Africa. Patent applications with similar claim sets are being pursued in many other jurisdictions worldwide.

"The granting of these additional patents is another value enhancing milestone, further supporting possible licensing and partnership opportunities for CaPre," said Pierre Lemieux, PhD, Acasti's chief operating officer. "We are committed to building our global patent portfolio to ensure that we have long lasting and comprehensive protection, while also safeguarding valuable market expansion opportunities."

About CaPre (omega-3 phospholipid)

Acasti’s prescription drug candidate, CaPre, is a highly purified omega-3 phospholipid concentrate derived from krill oil and is being developed to treat severe hypertriglyceridemia, a metabolic condition that contributes to increased risk of cardiovascular disease and pancreatitis. Its omega-3s, principally EPA and DHA, are either “free” or bound to phospholipids that help them to be better absorbed into the body. This allows for enhanced bioavailability and EPA and DHA blood levels compared to the “esterified” fish-oil omega-3 options such as LOVAZA.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The corporation’s strategy is to initially develop and commercialize CaPre for the three to four million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward looking statements” and “forward-looking information” (collectively, “forward-looking statements”) within the meaning of the U.S. securities laws and Canadian securities laws, including, without limitation, statements with respect to the proposed initiation of the Phase 3 development program for CaPre and the timing of such development program. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Certain important assumptions by Acasti in making forward-looking statements include, but are not limited to, Acasti’s ability to obtain additional capital and financing as needed on favorable terms, Acasti’s ability to take advantage of business opportunities in the pharmaceutical industry and the receipt of strategic partner support, and Acasti’s estimate of the timeline and costs for its development programs not being affected by unforeseen events or circumstances. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti’s latest Annual Information Form, which also forms part of Acasti’s latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti’s website at acastipharma.com (the “AIF”). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities regulators. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors.”

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE: Acasti Pharma Inc.

Acasti Contact:
Jan D’Alvise
Chief Executive Officer 450-686-4555
info@acastipharma.com
www.acastipharma.com

Media & Investor Contact:
Jessica Dyas
Canale Communications 619-849-5385
jessica@canalecomm.com